

August 24, 2022

Christopher Meyer
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

      Re: Bloomin' Brands, Inc.
          Form 10-K for the Fiscal Year Ended December 26, 2021
          Filed February 23, 2022
          File No. 001-35625

Dear Mr. Meyer:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 33

1.   We note your disclosure of Restaurant-level operating margin as a key financial performance indicator. This measure is not identified as a non-GAAP financial measure. Tell us your consideration of labeling this measure as a non-GAAP measure. Additionally, please present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your earning releases filed under Form 8-K.

Results of Operations, page 42

2.   We note that "FICA tax credits on certain employees' tips" impact your effective tax rate significantly on an annual basis. Please discuss both the nature and drivers (e.g.,

restaurant sales) of these tax credits. In addition, to the extent that you experience a significant change in your ability to utilize material tax credits in a particular reporting period, please disclose that fact.

<u>Non-GAAP Financial Measures, page 44</u>

3.	We note your reconciliation on page 48. Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating adjusted net income (loss), adjusted diluted earnings (loss) per share, and adjustment to provision for income taxes in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services